December 15, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Angela Mokodean, Senior Counsel

Re:	Blackstone / GSO Floating Rate Enhanced Income Fund
Registration Statement on Form N-2, File Nos. 333-219127 and 811-23270

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2017, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on December 8, 2017, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

PROSPECTUS

Prospectus Cover

1. We note that the Fund may now invest up to 20% of its Managed Assets in “(v) equity investments in other investment companies, including exchange-traded-funds.” Please supplementally confirm that the Fund does not anticipate having acquired fund fees and expenses greater than .01% in the first 12 months of its operations. If it does, please add the appropriate line item pursuant to Instruction 10 of Item 3 of Form N-2.

In response to the Staff’s comment, the Fund confirms that it does not does not anticipate having acquired fund fees and expenses greater than .01% in the first 12 months of its operations.

Summary of Fund Expenses

2. Please remove the disclosure regarding the Adviser’s temporary waiver of the management fee from footnote 3 to the fee table.

In response to the Staff’s comment, the Fund has removed the disclosure regarding the GSO / Blackstone Debt Funds Management LLC’s (the “Adviser”) temporary waiver of the management fee from footnote 3 to the fee table.

3. With respect to application of the Expense Limitation and Reimbursement Agreement to the fee table, please revise the fee table to add two captions: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses. Similar to Instruction 3(e) of Item 3 of Form N-1A, the Fund should place these additional captions directly below “Total Annual Expenses” caption of the table and should use appropriate description captions such as “Fee Waiver and/or Expense Reimbursement.”

In response to the Staff’s comment, the Fund has revised the fee table as requested.

4. Please supplementally confirm whether the Expense Limitation and Reimbursement Agreement cannot be terminated by the Adviser prior to September 28, 2020 without the Board’s consent.

In response to the Staff’s comment, the Fund confirms that the Adviser cannot terminate the Expense Limitation and Reimbursement Agreement prior to September 28, 2020 without the Board’s consent.

5. We note that in Footnote 7 when describing the Expense Limitation and Reimbursement Agreement, it states that “the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses”) will not exceed 0.35% of net assets (annualized).” Given that the management fee is not considered a “Specified Expense” under the Expense Limitation and Reimbursement Agreement what are the “fees” that the Adviser may waive? Please note that this disclosure also appears in Note 3 – Related Party Transactions in the Notes to the Financial Statements.

In response to the Staff’s comment, the Fund respectfully submits that the intent of the disclosure is to reflect that the Adviser may waive the payment of compensation to the Adviser (the management fee) rather than waive the management fee expense, which, as noted above is not considered a “Specified Expense” within the Expense Limitation and Reimbursement Agreement. To the extent the Fund is due a reimbursement payment from the Adviser under the Expense Limitation and Reimbursement Agreement the Adviser may permit the Fund to reduce its management fee payment up to the amount of the amount due to the Fund. To the extent this amount exceeds the management fee payable, the Adviser will bear other expenses of or make payments to the Fund as described in the Expense Limitation and Reimbursement Agreement. In addition, the Fund has revised Footnote 7 to the fee table to conform to Note 3—Related Party Transactions in the Notes to the Financial Statements.

6. With respect to assumption (v) in each of the Expense Examples, please supplementally confirm and clarify in the disclosure that the Expense Limitation and Reimbursement Agreement only has been applied for the first 1- or 2-year periods of each Expense Example.

In response to the Staff’s comment, the Fund confirms that the Expense Limitation and Reimbursement Agreement only has been applied through September 27, 2020, its contractual term, in each Expense Example and has revised the Registration Statement to clarify as such.

Please note that we have included certain changes to Amendment No. 3 other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of Amendment No. 3 marked to reflect cumulative changes to Pre-Effective Amendment No. 2 to the Registration Statement filed with the Commission on November 22, 2017.

Please call Sarah Cogan (212-455-3575) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda